UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11373

ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN

(Exact name of each registrant as specified in its charter)

7000 Cardinal Place
Dublin, Ohio 43017
(614) 757-5000
(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)

Interests under the above-referenced plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐		Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐		Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐		Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐		Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒	*

Approximate number of holders of record as of the certification or notice date: None*

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Cardinal Health 401(k) Saving Plan, as successor plan to the ALARIS Medical Systems Retirement Investment Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CARDINAL HEALTH 401(K) SAVINGS PLAN
Date: June 29, 2005	By: /s/ Susan Nelson Print Name: Susan Nelson Financial Benefit Plans Committee Member

     * On July 6, 2004, Cardinal Health, Inc. completed the acquisition of ALARIS Medical Systems, Inc. (“ALARIS”) pursuant to a cash tender offer followed by a merger in which shares of ALARIS common stock were converted into the right to receive $22.35 per share. In connection with the acquisition, all shares of ALARIS common stock held pursuant to the ALARIS Medical Systems Retirement Investment Plan (the “Plan”) were liquidated into the Vanguard Prime Money Market Fund. Effective as of January 6, 2005, the Plan was liquidated and funds were transferred to the Cardinal Health 401(k) Savings Plan (the “401(k) Plan”). As a result, interests in the Plan, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to reflect the suspension of the Plan’s duty to file reports pursuant to Rule 12h-3 of the Securities Exchange Act of 1934, as amended. Reports will continue to be filed for the 401(k) Plan.

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